Exhibit 99.1

ZKH Group Limited Announces Partial Exercise of Over-Allotment Option in Initial Public Offering

SHANGHAI, China, January 16, 2024 -- ZKH Group Limited (“ZKH” or the “Company”) (NYSE: ZKH), a leading maintenance, repair and operations (“MRO”) procurement service platform in China, today announced that the underwriters of the Company’s initial public offering (the “IPO”) have partially exercised their option (the “Over-Allotment Option”) to purchase an additional 455,000 American depositary shares (“ADSs”) of the Company at the initial public offering (the “IPO”) price of US$15.50 per ADS on January 12, 2024. Each ADS represents thirty-five (35) Class A ordinary shares of the Company. The exercise of the Over-Allotment Option is expected to close on January 17, 2024, subject to customary closing conditions.

Deutsche Bank AG, Hong Kong Branch, China Renaissance Securities (Hong Kong) Limited and China International Capital Corporation Hong Kong Securities Limited acted as joint bookrunners for the offering.

A registration statement related to these securities has been filed with, and declared effective by, the United States Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering has been made only by means of a prospectus forming part of the effective registration statement. A copy of the final prospectus relating to the offering may be obtained, when available, by contacting:

Deutsche Bank AG, Hong Kong Branch

Attention: Asia Equity Capital Market

Address: Level 60, International Commerce Centre, 1 Austin Road West Kowloon, Hong Kong

Telephone: +852 22038166

Email: asia.ecm.internal@list.db.com

China Renaissance Securities (Hong Kong) Limited

Attention: ECM

Address: Units 8107-08, Level 81, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong

Telephone: +852 2287 1600

Email: dl-crsyndicate@chinarenaissance.com

China International Capital Corporation Hong Kong Securities Limited

Attention: Equity Capital Markets

Address: 29/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Telephone: +852 2872 2000

Email: IB_HJY@cicc.com.cn

About ZKH Group Limited

ZKH Group Limited is a leading MRO procurement service platform in China. The Company provides one-stop MRO procurement and management services for its customers, and offers digital and fulfillment solutions for participants along the industry value chain. It spearheads digital transformation of the MRO industry for cost reduction and efficiency improvement. The Company’s leadership is evidenced by its GMV, the number of enterprise customers, the number of SKUs, as well as its comprehensive fulfillment network.

ZKH Group Limited provides digitalized, one-stop MRO procurement solutions that allow customers to access a wide selection of quality products at competitive prices, powered by its strong product selection and recommendation capabilities, through a transparent and efficient process, and has such products delivered in a timely and reliable manner with professional fulfillment services. With the digital infrastructure that it has built for MRO suppliers and customers, the Company empowers all value chain participants to achieve cost reduction and efficiency improvement.

For more information, please visit: https://ir.zkh.com

For investor and media inquiries, please contact:

In China:

ZKH Group Limited

IR Department

E-mail: IR@zkh.com